Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of B2Gold Corp. of our report dated February 18, 2026, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-273659, 333-239197, 333-232158, 333-226063, 333-218710, 333-206811, 333-200228 and 333-192555) and the registration statement on Form F-3D (No. 333-274310) of B2Gold Corp. of our report dated February 18, 2026 referred to above. We also consent to reference to us under the heading “Names of Experts and Interest of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2026